UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             PRESIDIO CAPITAL CORP.
                      ------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                  -------------------------------------------
                         (Title of Class of Securities)

                                    G72201109
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1030
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 1998
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].*

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 35 Pages
                              Exhibit Index: Page 8

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 35 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               DELAWARE

                      7      Sole Voting Power
  Number of                         1,295,308
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          11,126
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,295,308
    With
                      10     Shared Dispositive Power
                                    19,990

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,295,308

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             13.0%

14      Type of Reporting Person*

               BD, IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 35 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         4,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,306,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           4,000
    With
                      10     Shared Dispositive Power
                                    1,320,919

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 35 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         539
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,306,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           539
    With
                      10     Shared Dispositive Power
                                    1,312,738

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,162

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 35 Pages


               This Amendment No. 4 to Schedule 13D relates to shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Presidio Capital Corp. (the "Issuer"). This Amendment No. 4 amends the initial statement on Schedule 13D dated April 9, 1997 (the "Initial Statement") as amended by Amendment No. 1 dated April 29, 1997, Amendment No. 2 dated August 20, 1997 and Amendment No. 3 dated December 15, 1997. This Amendment No. 4 is being filed by the Reporting Persons to amend and/or supplement certain information contained in the Initial Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is supplementally amended as follows:

                    Purpose of the Transaction;
                    Interest in Securities of the Issuer;
                    Contracts, Arrangements, Understandings or Relationships
Items 4, 5 and 6.   With Respect to Securities of the Issuer
----------------    ---------------------------------------------------------

                    Items 4, 5 and 6 of the Schedule 13D as previously filed are amended to include the following supplemental information:

                    In Amendment No. 3 to the Initial Statement, the Reporting Persons disclosed that on December 3, 1997, the Reporting Persons commenced working with M.H. Davidson & Co. ("MH Davidson") and Stonehill Investment Corporation ("Stonehill") with a view to formulating responses to one or more proposals from Presidio Holding Company, LLC ("Presidio").

                    On March 5, 1998, in a privately negotiated transaction, the Reporting Persons through a newly formed limited liability company, entered into an agreement with Presidio, with an entity affiliated with MH Davidson and with entities affiliated with Stonehill, pursuant to which the Reporting Persons contributed all of the Shares of the Issuer beneficially owned by them to Presidio Property Holding Company ("PPHC"), a newly formed limited liability company, in exchange for a membership interest in PPHC. In connection with the closing under that agreement, the Reporting Persons withdrew their previous request that Jeffrey H. Aronson (who is affiliated with Angelo, Gordon & Co., L.P.) and Thomas L. Kempner (who is affiliated with MH Davidson) be elected as members of the Board of Directors of the Issuer. It is expected that as a result of the previously announced reverse stock split by the Issuer, PPHC will be the sole stockholder of the Issuer.

                  Reference is made to the Operating Agreement of PPHC dated March 5, 1998, a copy of which is filed as an exhibit hereto, and the Schedule 13D filed by Presidio and entities affiliated therewith for further information relating to PPHC.

                                                              Page 6 of 35 Pages


Item 7.   Material to be Filed as Exhibits.

A. Joint Filing Agreement dated April 29, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr. Michael L. Gordon.

B.        Presidio Property Holding Company, LLC Operating Agreement dated March
          5, 1998.

C. Memorandum to the board of Directors fo the Issuer, dated March 5, 1998, for Angelo, Gordon & Co., L.P. and M.H. Davidson & Co.

                                                              Page 7 of 35 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1998                   ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                             By:     /s/ Michael L. Gordon
                                                     --------------------------
                                                     Name:  Michael L. Gordon
                                                     Title: General Partner


Dated:  March 11, 1998                   /s/ John M. Angelo
                                        ------------------
                                        John M. Angelo



Dated:  March 11, 1998                   /s/ Michael L. Gordon
                                        ---------------------
                                        Michael L. Gordon

                                                              Page 8 of 35 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------


A.        Joint  Filing  Agreement  dated  April 29,  1997 by and
          among Angelo,  Gordon & Co.,  L.P.,  Mr. John M. Angelo
          and Mr. Michael L. Gordon..............................          9

B.        Presidio   Property  Holding  Company,   LLC  Operating
          Agreement dated March 5, 1998..........................          10

C.        Memorandum  to the board of  Directors  fo the  Issuer,
          dated March 5, 1998, for Angelo, Gordon & Co., L.P. and
          M.H. Davidson & Co.....................................